SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), hereby informs its shareholders and the market in general that, through news released on the official website of the Attorney General’s Office, it has become aware of the filing of a Direct Action of Unconstitutionality ("ADI") requesting, preliminarily and on the merits, the partial declaration of unconstitutionality of article 3, item III, paragraphs "a" and "b" of Law No. 14,182, of July 12, 2021 ("Law 14,182/2021"), which provides for the restriction of voting rights for shareholders who, individually or collectively, hold more than 10% of the Company's voting capital, so that this mechanism only applies prospectively to any new shares acquired by the Federal Government and not to shares held prior to the privatization of Eletrobras. Therefore, the purpose of the ADI would be to ensure the right of the Federal Government to vote proportionally to its current interest in the voting capital of the Company, above the 10% limit that applies indistinctly to all shareholders under the new true corporation regime of Eletrobras. According to the news released, the purpose of the ADI is not be to restructure Eletrobras or change its current legal regime.

However, if the injunction is granted and/or the ADI is upheld by the Federal Supreme Court, the Federal Government and its related holders could potentially recover the predominance in the decisions of general meetings, given the interest held by that group in the Company's outstanding common shares, which would go against the legal and economic assumptions that underpinned the investment decisions of the market - including the thousands of workers holding FGTS accounts - based on modeling developed by the Federal Government itself.

The Company states again that the privatization process of Eletrobras strictly complied with the entire legal process, conducted by BNDES and decided by the Investment Partnership Program Council (Conselho do Programa de Parcerias de Investimentos - CPPI), subject to extensive debate and approval by the National Congress, in addition to prior examination and validation of the Federal Court of Accounts - TCU. At the time, four other ADIs were filed also questioning 14,182/2021, but no preliminary injunction was granted that in any way impacted the completion of the privatization process.

Due to the above-mentioned approval of the entire privatization process, and based on the governance rules established for Eletrobras' new bylaws, the shareholders provided, by means of a capital increase, sufficient funds for the payment of R$26.7 billion, made on June 20, 2022, to the Federal Government, as an grant bonus, in addition to the Company having already paid certain installments of the obligations of the CDE and Regional Funds, which together total about R$6.8 billion to date, all paid in favor of the Federal Government and Brazilian society. In addition to these payments, Eletrobras accounted in June 2022, a total balance payable referring to the award and obligations of about R$40.4 billion, which will be updated as provided for in the legislation.

The Company continues to believe that the privatization process was conducted in accordance with Law No. 14,182 and the Constitution, and informs that it will evaluate the measures that it may eventually adopt in order to maintain a trustworthy environment for investments to be made by Eletrobras in the country and the legal security of all its shareholders and the market in general.

The Company will keep the market informed on the matter.

Rio de Janeiro, May 8, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 08, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.